GALMED PHARMACEUTICALS LTD.

8 Shaul Hamelech Blvd.

Amot Hamishpat Bldg.

Tel Aviv, Israel 64733

February 6, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Galmed Pharmaceuticals Ltd.
Draft Registration Statement on Form F-1
Submitted December 31, 2013
CIK No. 0001595353

Dear Mr. Riedler:

On behalf of Galmed Pharmaceuticals Ltd., an Israeli limited company (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in its letter to the Company, dated January 28, 2014, regarding the Company’s Draft Registration Statement on Form F-1, confidentially submitted with the SEC on December 31, 2013 (CIK No. 0001595353) (the “DRS”).

Concurrently with this response, the Company is also publicly filing a Registration Statement on Form F-1 (the “Registration Statement”), which reflects the revisions to the DRS described herein. To expedite your review, we have enclosed with this letter a clean copy of Registration Statement, as well as a marked copy of the Registration Statement showing all changes from the DRS.

For your convenience, we have set forth the text of each of the Staff’s comments in bold, followed in each case by the Company’s response thereto.

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General

1. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Company’s Response:

In addition to the exhibits previously provided with the DRS, the Company has filed the following documents as exhibits to the Registration Statement: Exhibit 2.1 (Share Transfer Agreement), Exhibit 2.2 (Share Transfer Agreement), Exhibit 2.3 (Assignment Agreement), Exhibit 4.1 (Specimen Share Certificate), Exhibit 10.1 (Registration and Information Rights Agreement), Exhibit 10.8 (Allen Baharaff’s Employment Agreement), Exhibit 10.9 (Maya Halperin’s Employment Agreement), Exhibit 10.10 (Confirmation & Release Letter), Exhibit 23.1 (Consent of Brightman Almagor Zohar & Co.), Exhibit 23.2 (Consent of Brightman Almagor Zohar & Co.), Exhibit 23.4 (Consent of Director Nominee) and Exhibit 23.5 (Consent of Director Nominee).

The Company will file, as soon as practicable, the following documents as exhibits to an amendment to the Registration Statement: Exhibit 1.1 (Form of Underwriting Agreement), Exhibit 3.2 (Second Amended and Restated Articles of Association), Exhibit 5.1 (Opinion of Tulchinsky Stern Marciano Cohen Levitski & Co) and Exhibit 10.2 (Form of Indemnification Agreement).

2. Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

Company’s Response:

As discussed with the Staff, the Company has provided to the Staff proofs of all graphic, visual or photographic information that the Company will provide in the printed prospectus that were not otherwise provided in the DRS. See the proofs attached hereto as Annex A. Such proofs have also been mailed to the Staff.

3. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Company’s Response:

The Company has supplementally provided the Staff with any written materials that the Company or anyone authorized to do so on the Company’s behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. To the Company’s knowledge, there are no research reports about the Company that were published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering. The Registration Statement will include all of the information contained in such materials that was not otherwise included in the DRS, if any. Such materials have also been mailed to the Staff.

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Explanatory Note, page ii

4. Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statements in this section that the accuracy and completeness of information is not guaranteed and that you have not independently verified information from third-party sources could imply that you are not taking liability for the statistical and other industry and market data included in your registration statement. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these statements or include a statement specifically accepting liability for these statements.

Company’s Response:

The Company has deleted these statements and revised its disclosure. See the Explanatory Note on page ii of the Registration Statement.

Risk Factors, page 11

We manage our business through a small number of employees…, page 31

5. Please expand your discussion to identify your key consultants.

Company’s Response:

The Company has revised its disclosure to clarify that the individuals at issue are senior executive officers, not key consultants. The Company has expanded its discussion to identify such senior executive officers. See page 31 of the Registration Statement.

We may not be able to enforce our intellectual property rights throughout the world…, page 37

6. Given your interest in licensing and marketing aramchol in China (see, e.g., pp. 88 and 91), please disclose that China is one of those foreign countries that do not protect intellectual property rights to the same extent as the United States.

Company’s Response:

The Company has revised its disclosure to indicate that China is one of those foreign countries that do not protect intellectual property rights to the same extent as the United States. See page 37 of the Registration Statement.

Our U.S. shareholders may suffer adverse tax consequences if we were to be characterized as a passive foreign investment company, or PFIC, page 43

7. Briefly define a PFIC in this risk factor. Then disclose that you do not currently intend to provide the information that would enable investors to take a qualified electing fund (“QEF”) election, which election would mitigate to some extent the adverse tax consequences of PFIC status.

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Company’s Response:

The Company has revised this risk factors to define the term “PFIC” and to indicate that the Company does not currently intend to provide the information that would enable investors to take a qualified electing fund election, which election would mitigate to some extent the adverse tax consequences of PFIC status. See pages 43 and 154 of the Registration Statement.

As a “foreign private issuer,” we are permitted, and intend, to follow certain home country corporate governance practices…, page 45

8. Please disclose that, as a foreign private issuer, you will also not be subject to Regulation FD (see 17 CFR 243.101(b)).

Company’s Response:

The Company has revised its disclosure to indicate that, as a foreign private issuer, the Company will also not be subject to Regulation FD. See pages 45 and 167 of the Registration Statement.

Exchange rate fluctuations between the U.S. dollar, Euro and the New Israeli Shekel currencies may negatively affect our earnings, page 47

9. Please supplementally advise us, with a view to disclosure, whether the inflation rate in the EU or Israel has exceeded the rate of devaluation of the Euro or the NIS during 2011, 2012, or 2013.

Company’s Response:

Neither the inflation rate in the EU nor in Israel has exceeded the rate of devaluation of the Euro or the NIS, respectively, during the calendar years 2011, 2012 or 2013. The Company expanded its disclosure to include such statement. See page 47 of the Registration Statement.

Use of Proceeds, page 52

10. Please amend your disclosure to include the estimated amount of proceeds you plan to allocate for each of the uses identified on page 52. If the company has specific purposes in mind for the use of proceeds, you must disclose the estimated net amount of the proceeds broken down into each principal intended use. This is required even if management will have broad discretion in allocating the proceeds and the amount and timing of your actual expenditures may vary significantly from your current intentions depending on numerous factors. Please make any necessary conforming changes to the Prospectus Summary as well.

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Company’s Response:

The Company has amended its disclosure to include the estimated amount of proceeds the Company plans to allocate for each of the uses identified on page 52, including any estimated net amount of proceeds broken down into any specific principal intended uses. In addition, the Company has made conforming changes to the Prospectus Summary. See pages 8, 52 and 62 of the Registration Statement.

Capitalization, page 53

11. Please tell us why it is appropriate to reflect the exercise of your Warrant as a pro forma adjustment. In your response, please tell us how the exercise of this Warrant is directly attributable to your IPO and factually supportable, as required by Item 11 02(B)(6) of Regulation S X.

Company’s Response:

The Company advises the Staff that during 2012, Galmed Holdings Inc., issued the Warrant (as defined in the DRS and the Registration Statement), which becomes fully-vested and automatically exercisable upon the Company’s initial public offering. If the Warrant is not exercised at such time, it will expire. As such, the Company believes that the Warrant will be exercised upon the consummation of this offering and therefore is directly attributable to the initial public offering and appropriate to reflect such exercise in the pro forma adjustment. The Company has revised its disclosure to reflect this response. See pages 9, 10, 53-56, 129 and 134 of the Registration Statement.

12. Please either remove cash and cash equivalents from your table or place a double underline under it to clearly segregate it from your capitalization.

Company’s Response:

The Company has revised the Capitalization table on page 53 to include a double underline under its cash and cash equivalents to clearly segregate it from the Company’s capitalization. See page 53 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation and Fair Value of Ordinary Shares, page 59

13. Please update your discussion to include a table that discloses the terms of all equity issuances, including options, warrants, common stock, and preferred stock through the date of effectiveness. Please note that we are deferring a final evaluation of stock compensation and other costs recognized until the amendment containing the estimated offering price is filed. In addition, please revise your disclosure to provide:

• A description of the valuation method and assumptions used to determine the fair value of your common stock that was used to value the equity issuances.

• A description of whether the valuations were performed contemporaneously or retrospectively and if they were performed by a related party.

• An explanation of why the fair value of your common stock changed from each grant date.

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• A description of each significant factor contributing to the difference between fair value at the grant date to the estimated IPO price.

• The intrinsic value of your vested and unvested options outstanding as of the most practicable date, based on the mid-point of your anticipated offering price range.

Company’s Response:

The Company has revised its disclosure to include the five items outlined above and the requested table. Notwithstanding, the Company notes that (i) the information included in the requested table is subject to adjustment prior to effectiveness and (ii) the description of each significant factor contributing to the difference between fair value at the grant date to the estimated IPO price and the intrinsic value of the Company’s vested and unvested options are subject to change upon the determination of the anticipated offering price range. See pages 59 and 60 of the Registration Statement.

In addition to the revised disclosure addressing the Staff’s comments above, with respect to each of the bullet points reproduced below, the Company supplementally advises the Staff as follows:

• A description of the valuation method and assumptions used to determine the fair value of your common stock that was used to value the equity issuances.

Such valuations were conducted by us and were directly observable in the marketplace. Such valuations were in accordance with the provisions of ASC 820-35 and based on the purchase price paid by new external and independent investors with pharmaceutical or financial expertise, who purchased our convertible notes contemporaneously with or around the time of our equity issuances.

• A description of whether the valuations were performed contemporaneously or retrospectively and if they were performed by a related party.

The valuations were performed by the Company contemporaneously with the offerings of the ordinary shares to which such valuations relate.

• An explanation of why the fair value of your common stock changed from each grant date.

To supplement the Company’s revised disclosure, the Company advises the Staff of the following: (i) in January 2002, the Company granted 53 options to purchase ordinary shares of the Company to a service provider. The Company determined the fair value of the Company's ordinary shares in accordance with the Company’s prior fundraising from external investors, which reflected an overall Company valuation of $4,500,000; and (ii) in January 2012, the Company granted 331 options and 331 warrants to purchase ordinary shares of the Company to the Chairman of its Board of Directors and an investor, respectively. The Company determined the fair value of the Company's ordinary shares in accordance with the conversion price of the capital notes that were issued to external investors on the same date, which reflected an overall Company valuation of $25,000,000.

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• A description of each significant factor contributing to the difference between fair value at the grant date to the estimated IPO price.

The Company advises the Staff that its revised disclosure will be further revised upon the determination of an anticipated offering price range.

• The intrinsic value of your vested and unvested options outstanding as of the most practicable date, based on the mid-point of your anticipated offering price range.

The Company advises the Staff that its revised disclosure will be further revised upon the determination of an anticipated offering price range.

Business, page 65

14. We note that in several places in your prospectus in which you refer to prior clinical studies of aramchol, you characterize the drug as “safe.” For example, on page 67, in discussing your Phase 1a study you state that “all doses proved to be safe” and on page 82 you state that the safety … of aramchol has been demonstrated…” On page 68, you also list as one of your competitive strengths the fact that aramchol is “a safe, once-daily oral drug…” Because regulatory approval of aramchol is dependent on the agency making a determination (according to criteria specified in law and agency regulations) that a drug or biologic is both safe and effective, it is premature for you to describe aramchol, or any of the dosages administered, as safe. Accordingly, please delete this wording throughout your prospectus, as applicable.

Company’s Response:

The Company has deleted all references that characterize aramchol, or any of the dosages administered, as “safe” and has revised such references accordingly. See pages 1-3, 5, 66- 68, 73, 82 and 91 of the Registration Statement.

15. Similarly, it is inappropriate at this stage of development to characterize aramchol or any drug candidate as “effective” in treating a disease indication if the FDA or comparable regulatory agency has not yet approved the drug for sale. As the efficacy of aramchol has yet to be confirmed by the FDA or other regulatory agency, you should revise your prospectus to remove any statement that could suggest efficacy has been confirmed. For example, we note your statement on page 67 that your Phase IIa clinical study demonstrated that aramchol “is ‘effective’ in reducing liver fat in a dose dependent manner.”

Company’s Response:

The Company has deleted all references that characterize aramchol as “effective” and has revised such references accordingly. See pages 2, 67, 73, 86 and 91 of the Registration Statement.

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Potential Phase III Program for Aramchol, page 75

16. You state that “[y]our current regulatory path for the development and submission of an application for regulatory approval of Aramchol for NASH … was endorsed by BfArM and ANSM in September 2012” and that “the FDA Response provided a similar endorsement.” Please revise to precisely describe the communications you received from BfArM, ANSM and the FDA that you have characterized as “endorsements.”

Company’s Response:

The Company has revised its disclosure to more precisely describe the communications the Company received from BfArM, ANSM and the FDA that the Company characterized as “endorsements.” See pages 1, 2, 57, 66, 67, 75 of the Registration Statement.

17. You also state in the Prospectus Summary and Management’s Discussion and Analysis that the FDA and the EMA have each recently confirmed that, if successful, your planned Phase IIb trial of aramchol may serve as a basis for Phase III pivotal trials of aramchol in the United States, Europe and Israel. Please revise your prospectus, as necessary, to clarify whether such confirmations were received in the form of correspondence. If not, please revise to describe the nature of such communications.

Company’s Response:

The Company has revised its prospectus as necessary to clarify the form of correspondence received with respect to such confirmations, if any. See pages 1, 66 and 75 of the Registration Statement.

18. On page 75, you state that if the results of your Phase IIb study are statistically significant, it is possible that you may not be required to perform additional studies prior to commencing your pivotal Phase III trials. Please expand your disclosure to clarify whether the FDA informed you that, based on the results of your Phase IIb study, you may not be required to perform additional studies prior to your pivotal Phase III trials and, if so, describe any communications from the FDA to this effect. If you have not received any such communications, please explain the basis for your belief.

Company’s Response:

The Company has revised its disclosure to clarify the correspondence the Company has received from certain regulatory agencies, including the FDA, MHRA, BfArM and ANSM. In particular, the Company has revised its disclosure to clarify that the FDA, pursuant to certain written correspondence, invited the Company to discuss the next steps in the development of aramchol after the Company completes the analysis of the results of its Phase IIb trial, where the data captured in such trial will be taken into consideration. See pages 1, 66 and 75 of the Registration Statement.

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Phase IIa Trial: Aramchol Treatment in NAFLD or NASH Patients, page 76

19. In the tables that appear on pages 76-81 of your prospectus, several of the metrics used to assess the efficacy of aramchol are provided without any explanation or annotation to help the lay reader put the various clinical scores in context. For example, you provide an NAFLD activity score on page 76, the change in liver fat concentration by NMLS on page 78 and the change in endothelial function as measured by FMD on page 80. Yet, you have omitted adequate explanation that would allow readers who do not have the requisite scientific background to understand how these measurements are derived or what the respective values mean relative to each other. Please revise your disclosure accordingly.

Company’s Response:

The Company has revised its disclosure to include an explanation and/or annotation to help the lay reader put the various clinical scores referenced on pages 76-81 in context. See pages 76-81 of the Registration Statement.

Management

Compensation of Executive Officers and Directors, page 129

20. Please update your compensation disclosure to include the registrant’s last completed fiscal year.

Company’s Response:

The Company has updated its compensation disclosure to include the registrant’s last completed fiscal year. See page 129 of the Registration Statement.

21. We note that you have disclosed the annual compensation of your CEO and Chief Medical Officer (pp. 133-134). Please supplementally advise us whether you have disclosed, or are required to disclose, in Israel the annual compensation on an individual basis of any of the other senior management members named in the registration statement. See Item 6.B of Form 20-F.

Company’s Response:

Other than as provided in the Company’s prospectus, the Company has not disclosed, and is not required under Israeli law to disclose, the annual compensation on an individual basis of any of its senior management members named in the DRS. Israeli law generally does not require Israeli companies whose shares are listed for trading on stock exchanges outside of Israel, but not listed for trading in Israel, to disclose the compensation to all shareholders on an individual basis of their senior officers and directors, or office holders.

Under the Israeli Companies Law, 5759-1999, the terms of office and employment of certain office holders who provide services to an Israeli public company may be subject to shareholder approval and therefore may be disclosed to the shareholders in connection with such approval. Such office holders generally include the directors, chief executive officer and an office holder who is also a controlling shareholder. Please see pages 121-123 of the Registration Statement for a more detailed explanation of this process.

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In light of the foregoing, the Company has disclosed the terms of office and employment of Dr. Maya Halperin, the Company’s Chief Medical Officer and a member of the Board of Directors, and Mr. Allen Baharaff, the Company’s Chief Executive Officer, a member of the Board of Directors and a controlling shareholder of the Company, each of which may, under certain circumstances, be subject to shareholder approval in the future provided that the offering will be consummated. See pages 133-134 and Exhibits 10.8 and 10.9 of the Registration Statement.

Principal Shareholders , page 137

22. Please disclose the number of your U.S. holders and the percentage of outstanding securities held by them. Please see Item 7.A.2 of Form 20-F.

Company’s Response:

The Company has revised its disclosure to include the number of U.S. holders of the Company’s securities and the percentage of outstanding securities held by such U.S. holders. See page 137 of the Registration Statement.

23. We note on page 138 that shares held by Mr. and Mrs. Goldfarb and Medgal S.A. are to be aggregated with respect to voting rights and are thus deemed by Galmed to be beneficially held by Mr. and Mrs. Goldfarb. Please expand your disclosure to clarify that Mr. and Mrs. Goldfarb are the natural persons who exercise the voting and/or dispositive powers with respect to such shares owned by Medgal S.A. Alternatively, please identify the natural person or persons who exercise the voting and/or dispositive powers with respect to such shares, and include Medgal S.A. in the table on page 137.

Company’s Response:

The Company has expanded its disclosure to include Medgal Holding S.A. in the table on page 137 and to include an explanatory footnote to such table identifying the natural person who exercises the voting and/or dispositive powers with respect to such shares. See pages 137-138 of the Registration Statement.

Description of Share Capital
Anti-takeover Measures Under Israeli Law, page 143

24. Please clarify whether Israeli law or your articles of association, in addition to the provisions mentioned, allow for the issuance of preferred stock or the adoption of other “poison pill” measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

Company’s Response:

The Company has revised its disclosure to clarify that, although the Company’s articles of association currently in effect do not authorize any preferred shares, Israeli law allows for the issuance of preferred shares, which may be a measure that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares. In addition, the Company has disclosed that it has not adopted a rights plan, also known as a “poison pill” and that the legality of such rights plans as an additional anti-takeover measure has not been determined by the courts in Israel. See page 143 of the Registration Statement.

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U.S. Federal Income Tax Consequences, page 152

25. Please delete your disclaimer that the U.S. federal taxation summary “is for general information purposes only and does not constitute tax advice” as it implies that an investor may not rely upon the tax information disclosed in the registration statement.

Company’s Response:

The Company has deleted its disclaimer that the U.S. federal taxation summary “is for generally information purposes only and does not constitute tax advice” and has revised its disclosure accordingly. See page 152 of the Registration Statement.

Where You Can Find Additional Information, page 167

26. Although you intend to file your Form 20-F annual report within 90 days after the end of your fiscal year, please disclose that, in any event, you are required to file your Form 20-F annual report within 120 days of your fiscal year’s end.

Company’s Response:

The Company has revised its disclosure to indicate that although the Company intends to file its Form 20-F annual report within 90 days after the end of its fiscal year, the Company, in any event, is required to file its Form 20-F annual report within 120 days of its fiscal year’s end. See page 167 of the Registration Statement.

Notes to Consolidated Financial Statements
Note 9—Shareholders’ deficiency
C. Capital note, page F-20

27. Please disclose the terms governing conversion of the capital notes to ordinary shares.

Company’s Response:

The Company has revised its disclosure to disclose the terms governing conversion of the capital notes to ordinary shares. See page F-17 of the Registration Statement. In addition, the Company supplementally advises the Staff that the holders of the capital notes may convert the face amount of such capital notes, in whole or in part, at any time without additional consideration, into ordinary shares of the Company. Notwithstanding, prior to such conversion, if at all, the capital notes (i) do not grant their holders with any of the rights of the Company's shareholders; (ii) have no maturity date, do not carry interest, are not linked to any index and are not redeemable; and (iii) are not registered. Accordingly, the Company classified such capital notes as an equity component.

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D. Stock-based compensation, page F-20

28. Please revise your disclosure to clarify the exercise prices of your various options and warrants. In this regard, for example, you disclose in the last paragraph on page F-20 and in the table on page F-21 that the exercise price of the 331 options issued to the chairman of your Board of Directors is $2.60 per share. In the second paragraph on page 129, you disclose that the exercise price is $2,601.41 per share. As the header to your financial statement footnotes indicates that per share data is not in thousands, it appears that there is a discrepancy between the two amounts you disclose.

Company’s Response:

The Company has revised its disclosure to clarify the exercise prices of the various options and warrants. See pages F-18 and F-19 of the Registration Statement.

Underwriting
Lock-Up Agreements, page 160

29. Please state the number of shares covered by the lock-up agreements.

Company’s Response:

As of the date hereof, the Company cannot calculate the exact number of shares that will be subject to the lock-up agreements. However, the Company has revised its disclosure to include an approximate number of shares that it expects will be subject to such lock-up agreements. See page 160 of the Registration Statement.

Signatures

30. Please include the signature of your principal accounting officer, or include the title of your principal accounting officer as part of the applicable officer’s title.

Company’s Response:

The Company has revised the signature page of the Registration Statement to include the title of its principal accounting officer as part of the Company’s Chief Financial Officer’s title. See the signatures included in the Registration Statement.

Exhibits

31. Please file the employment agreements between the company and each of Mr. Baharaff and Dr. Halperin as exhibits pursuant to Item 601(10)(iii) of Regulation S K.

Company’s Response:

The Company has filed the employment agreements between the Company and each of Mr. Baharaff and Dr. Halperin as exhibits to the Company’s Registration Statement on Form F-1. See exhibits 10.8 and 10.9 to the Registration Statement.

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32. Please file the Confirmation and Release Letter from the Beneficiaries of the late Professor Tuvia Gilat as an exhibit pursuant to Item 601(10)(i) of Regulation S K.

Company’s Response:

The Company has filed the Confirmation and Release Letter from the Beneficiaries of the late Professor Tuvia Gilat as an exhibit to the Company’s Registration Statement on Form F-1. See exhibit 10.10 to the Registration Statement.

In addition to the foregoing revisions to the DRS in response to the Staff’s comments and certain non-substantive conforming changes, the Company has revised the DRS (including the exhibits and financial statements thereto) to: (i) update certain information regarding the Reorganization (as defined in the Registration Statement); (ii) include certain recent events that occurred since the submission of the DRS; (iii) replace the nine-month unaudited financial statements with audited 2013 year end financial statements and make conforming changes throughout the prospectus, (iv) update the date of the auditor’s report and consent.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

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We thank you in advance for your consideration of this response. If you have any questions regarding this response, please call the Company’s outside counsel, Robert L. Grossman, Esq. of Greenberg Traurig, P.A. at (305) 579-0756.

Sincerely,

/s/ Allen Baharaff
Allen Baharaff Chief Executive Officer

cc:	Robert L. Grossman, Esq.,
Greenberg Traurig, P.A.

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Annex A

Proofs

Included on page 79 of the Registration Statement.

Included on page 79 of the Registration Statement.